[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
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Direct: (612) 492-7067
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Email: rranum@fredlaw.com
August 12, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 8, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated July 23, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2010 (“Amendment No. 3”). A responsive Pre-Effective Amendment No. 4 to the Form S-1 (“Amendment No. 4”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 4 showing changes to the Amendment No. 3 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.
Prospectus Summary, page 1
1.	Please include a recent developments section to discuss any material developments since the conclusion of your quarterly period ended March 31, 2010.

Response: The Company has updated the Form S-1 with financial statements and related notes for the quarterly period ended July 3, 2010. In addition, the Company has revised the Form S-1 to include updated financial and other information throughout the filing. Accordingly, the Company believes that it is no longer necessary to include a separate recent developments section to discuss material developments since March 31, 2010.
If the core intellectual property relating to our eSVS MESH....page 15
2.	We note your response to prior comment 4. Please disclose the risk of reversion in your summary under “Risks Associated with Our Business” or tell us why you believe that revisions are unnecessary.

Response: The Company respectfully advises the Staff that it does not believe that the risk of reversion is significant enough to the Company, relative to the other risks listed on pages 3 and 4 of the Form S-1, to highlight it in the summary. The acquired intellectual property relating to the eSVS MESH may revert to Medtronic if the Company becomes insolvent, makes an assignment for the benefit of creditors, goes into liquidation or receivership or otherwise loses legal control of its business. In addition, Medtronic may also cause this intellectual property to revert to Medtronic if the Company determines to cease commercializing the eSVS MESH, which could occur if the eSVS MESH is not successful and the Company’s business fails, or if the Company develops other products on which it intends to focus instead of the eSVS MESH. In each of these cases, reversion would only occur if the Company’s business as a whole has already been significantly harmed or the eSVS MESH is not successful, which could be the result of many factors, such as the failure of the Company to successfully complete its clinical trials, obtain necessary regulatory approvals, commercialize the eSVS MESH, obtain market acceptance of the eSVS MESH, or protect its intellectual property rights in the eSVS MESH, or if customers are unable to obtain reimbursement for the eSVS MESH, all of which are listed on pages 3 and 4 of the Form S-1. The Company does not believe that there is any scenario in which the reversion itself would be the primary cause of harm to the Company; rather, reversion would be a further consequence of other factors that had already harmed the Company. Accordingly, the Company believes that adding the reversion risk to the list of risk factors in the summary would give this risk more prominence than it merits and potentially mislead investors.

3.	We note your response to prior comment 6 and reissue in part. Please provide a cross-reference to your disclosure under Intellectual Property on page 52.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 3 of Amendment No. 4.
Intellectual Property, page 52
4.	We note your response to prior comment 8. Please revise this section to expand your discussion to more fully address the implication of your uncertain patent status, including the effect on your competitive position if patents do not issue.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 54 of Amendment No. 4.
We believe that this response letter, together with Amendment No. 4 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 4, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 4, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,
/s/ Robert K. Ranum
Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Frank F. Rahmani , Esq.
John T. McKenna, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC